SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE (561) 832-3300 FACSIMILE (561) 655-1109 www.broadandcassel.com

October 15, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Mail Stop 3561

Re:	Perry Ellis International, Inc. Form 10-K Filed April 18, 2008 File No. 000-21764

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter in response to the comment letter dated August 8, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). Pursuant to Perry Ellis’ conversation with Mr. Jay Williamson of your office on September 25, 2008 and its letter filed with the Securities and Exchange Commission (“SEC”) on September 26, 2008, Perry Ellis is providing this supplemental response to comment number 3 in the Comment Letter prior to the October 15, 2008 deadline agreed upon with Mr. Williamson. Capitalized terms used but not defined in this letter have the meanings as set forth in Perry Ellis’ 2008 Proxy Statement.

Schedule 14A

3. In future filings, Perry Ellis will disclose the specific performance targets used to determine each element of its named executive officers’ annual and long-term incentive compensation earned and paid out for the last completed fiscal year that is material to such officers’ total compensation, unless those targets change from the type of specific targets used in fiscal 2008 and disclosure thereof would result in competitive harm to Perry Ellis such that it may omit this information under Instruction 4 to Item 402(b) of Regulation S-K. In such case, Perry Ellis will disclose how difficult it would be for the named executive officer, or how likely it will be for Perry Ellis, to achieve the undisclosed specific performance target levels, providing as much detail as necessary without providing information that poses a reasonable risk of competitive harm to Perry Ellis.

For fiscal 2008, such disclosure would have included the specific annual corporate performance target range (the earnings per share, or EPS, range) applicable to the Management Incentive Compensation Plan and the MIP Plan and the EPS targets within such range that would have yielded the threshold, target and maximum bonuses for participants in the plans.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 15, 2008

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch
Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis

Cory Shade, Esq.